Hudbay Announces C$242 Million Bought Deal Financing

Toronto, Ontario, September 7, 2017 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced that it has entered into an agreement with a syndicate of underwriters (collectively, the "Underwriters"), which have agreed to purchase, on a bought deal basis, 24,000,000 common shares (the "Shares") of the company at a price of C$10.10 per Share, for aggregate gross proceeds of C$242,400,000. The company has agreed to grant the Underwriters an over-allotment option, exercisable in whole or in part, on or following the closing of the offering and for a period of 30 days thereafter, to purchase up to an additional 3,600,000 Shares to cover over-allotments, if any, and for market stabilization purposes. In the event that the over-allotment option is exercised in its entirety, the aggregate gross proceeds to the company from the offering will be C$278,760,000.

The company intends to use the net proceeds from the offering to advance its current growth projects, enhance its financial flexibility to pursue other growth opportunities, reduce debt and for general corporate purposes.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces and territories of Canada pursuant to National Instrument 44-101 Short Form Prospectus Distributions and in the United States to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended) in a transaction exempt from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about September 27, 2017 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

This press release is not an offer or a solicitation of an offer of common shares for sale in the United States. The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

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Forward-looking information includes, but is not limited to, statements related to the Offering, use of proceeds, the anticipated closing date and receipt of all necessary regulatory approvals, information that relates to, among other things, Hudbay’s objectives, strategies, and intentions and future financial and operating performance and prospects, Hudbay’s intention to complete the proposed offering and Hudbay’s expectations as to the use of proceeds from the offering. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by Hudbay in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the closing of the Offering, the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives; the availability of additional financing, if needed; the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of Hudbay’s 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the flexibility, cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent annual information form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

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For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com